May 27, 2009
By Edgar
Mr. Kevin W. Vaughn
Branch Chief
Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Associated Banc-Corp. Form 10-K for Fiscal Year Ended December 31, 2008 File No. 001-31343 and 0-5519
Dear Mr. Vaughn:
The response of Associated Banc-Corp (the “Corporation” or “Associated”) to the comments in the Securities and Exchange Commission (the “SEC” or “Commission”) comment letter dated May 12, 2009 (the “Comment Letter”) related to our filing on Form 10-K for the fiscal year ended December 31, 2008 follows. For reference purposes, the text of the Comment Letter has been reproduced below in bold followed by Associated’s response. Proposed disclosures for future filings related to our response are included as an appendix due to the length, utilizing strikeouts and underlining to indicate proposed revisions.
Form 10-K for the Fiscal Year Ended December 31, 2008
Selected Financial Data, page 24
1.	We note that your efficiency ratio excludes investment securities gains, net and asset sale gains, net. Please tell us and revise your future filings to disclose whether your presentation of the efficiency ratio complies with that of your primary banking regulator. To the extent that it does not reflect the definition of the efficiency ratio based on your primary banking regulator’s guidance, it would appear to be a non-GAAP measure under Item 10(e) of Regulation S-K. Accordingly, please revise your future filings to include a reconciliation of this measure to the closest GAAP ratio or the ratio based on your primary banking regulator’s definition, and provide all of the disclosures required by Item 10(e) of Regulation S-K.

The Federal Reserve (Associated’s primary regulator) guidance, as defined in the Bank Holding Company Performance Report (“BHCPR”) and related BHCPR User’s Guide, calculates the efficiency ratio as overhead expense (noninterest expense) divided by the sum of net interest income plus noninterest income, excluding investment securities gains, net. The purpose of the efficiency ratio is to measure the proportion of net operating revenues absorbed by overhead expense.

Beginning with the Form 10-Q for the quarter ended June 30, 2009, we will revise our disclosures related to the efficiency ratio to reflect this as a non-GAAP measure. See proposed revised disclosures as required under Item 10(e) of Regulation S-K attached as Appendix 1.
Critical Accounting Policies, page 27
2.	We note your disclosure on page 28 that “The Corporation believes the allowance for loan losses is adequate as recorded in the consolidated financial statements.” Please revise, here and throughout your filing, to state that the level of the allowance for loan losses is “appropriate”, if true.

Beginning with the Form 10-Q for the quarter ended June 30, 2009, we will revise our disclosures related to the allowance for loan losses to state that the level of the allowance for loan losses is appropriate. See proposed revised allowance for loan losses disclosures of the “Critical Accounting Policies” and “Allowance for Loan Losses” sections of the MD&A and Note 1, “Summary of Significant Accounting Policies,” based on our Form 10-K for the year ended December 31, 2008 attached as Appendix 2.
Note 10 Stockholders’ Equity, page 96
3.	Please revise to disclose the following information related to your preferred shares and common stock warrants issued in connection with your participation in the CPP:
a)	Please revise to specifically disclose the methodologies used to determine the respective fair values of both the preferred stock and the common stock warrants for the purposes of allocating the proceeds.

b)	Please revise to disclose the assumptions used to determine the fair value of the preferred stock for the purposes of allocating the proceeds.
Beginning with the Form 10-Q for the quarter ended June 30, 2009, we will revise our disclosures related to the preferred stock and common stock warrants issued during the fourth quarter of 2008 in connection with our participation in the CPP. See proposed revised disclosures attached as Appendix 3.
Note 12 Retirement Plans, page 102
4.	Please revise to disclose the period over which you define “long-term” as it relates to your expected long-term rate of return on plan assets. Additionally, please disclose what your actual rate of return on plan assets has been for both 2008 and 2007.

Beginning with the Form 10-K for the year ended December 31, 2009, we will revise our disclosures to include the time period used to estimate our expected long-term rate of return and the actual rate of return for the current and prior year, on plan assets. See proposed revised disclosures attached as Appendix 4.
Fair Value of Financial Instruments, page 122
5.	In your disclosure here, you state that for available-for-sale securities, you utilize bid quotations received from securities dealers when the bid prices are not available or published in newspapers. Please tell us and revise to disclose the following:
a)	Please disclose how the use of bid quotations from securities dealers relates to your disclosure on page 118 that states that you use quoted market prices, when available. Please clarify where you classify the bid quotations received from securities dealers in the fair value hierarchy.

b)	Please disclose whether the bid quotations received from securities dealers are binding or non-binding, and quantify the portion of the securities portfolio that is valued using this methodology. If you receive non-binding bids, please tell us why you do not obtain binding quotes.

c)	Please tell us whether the bid quotations received from securities dealers have appropriately considered the lack of liquidity in the marketplace.

d)	Please revise to expand your disclosure to discuss in more detail the internal validation procedures you perform on the bid quotations received from securities dealers. For example, please discuss systems controls you have in place, your procedures to control outlying prices and other exceptions and the procedures you perform to analyze relative values based on specific characteristics of securities. Furthermore, please expand disclosures regarding the valuation methodologies and assumptions utilized by dealers along with any testing of significant assumptions that you may perform.
Upon further review of our investment securities fair value disclosure on page 118 and page 122, we will revise and clarify our disclosures that describe our valuation methodology. The term “bid quotation” used on page 122 was applied in a broader manner and was simply intended to refer to the limited use of third party brokers, which provide us with fair value estimates on certain investment securities. This has historically been a very limited portion of our investment securities portfolio. We acknowledge that the use of the word “bid” quotation on page 122 is not an accurate reflection of our current fair value methodology and process as we do not solicit quotations with the intention of selling securities. As such, we will remove the reference to “bid quotations” from our disclosure, and will modify our disclosure in future filings to more accurately portray our current process as disclosed on page 118. Moreover, since we did not use bid quotations from security dealers, other information requested in items 5b and 5c is not relevant to our disclosure.

To provide additional clarity, beginning with the Form 10-Q for the quarter ended June 30, 2009, we will revise our disclosures related to the fair value methodology applied to investment securities available for sale, including our internal validation process. See proposed revised disclosure attached as Appendix 5.
On behalf of Associated, and as requested in your letter, we acknowledge that:
•	Associated is responsible for the adequacy and accuracy of the disclosure in its filings;

•	Staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and

•	Associated may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
We believe this letter is responsive to your comments. Please feel free to contact me at 920-491-7120 if you have any questions or need further information.
Sincerely,
/s/ Joseph B. Selner
Chief Financial Officer
Associated Banc-Corp

APPENDIX 1:
TABLE 1: EARNINGS SUMMARY AND SELECTED FINANCIAL DATA
(In thousands, except per share data)

		%					5-Year
		Change					Compound
		2007 to					Growth
Years ended December 31,	2008	2008	2007	2006	2005	2004	Rate (5)

Interest income	$1,126,709	(11.7)%	$1,275,712	$1,279,379	$1,094,025	$767,122	9.1%
Interest expense	430,561	(31.9)	631,899	609,830	421,770	214,495	14.7

Net interest income	696,148	8.1	643,813	669,549	672,255	552,627	6.4
Provision for loan losses	202,058	485.5	34,509	19,056	13,019	14,668	34.0

Net interest income after provision for loan losses	494,090	(18.9)	609,304	650,493	659,236	537,959	1.3
Noninterest income	285,650	(17.2)	344,781	295,501	291,086	210,247	5.7
Noninterest expense	557,460	4.2	534,891	496,215	480,463	377,869	9.2

Income before income taxes	222,280	(47.0)	419,194	449,779	469,859	370,337	(7.1)
Income tax expense	53,828	(59.7)	133,442	133,134	149,698	112,051	(10.4)

Net income	168,452	(41.0)	285,752	316,645	320,161	258,286	(5.9)%
Preferred stock dividends and discount	3,250	N/M	—	—	—	—	N/M

Net income available to common equity	$165,202	(42.2)%	$285,752	$316,645	$320,161	$258,286	(6.3)

Taxable equivalent adjustment	$27,711	1.7%	$27,259	$26,233	$25,509	$25,528	2.2%

Earnings per common share:
Basic earnings per share (1)	$1.30	(42.0)%	$2.24	$2.40	$2.45	$2.28	(8.9)%
Diluted earnings per share (1)	1.29	(42.2)	2.23	2.38	2.43	2.25	(8.8)
Cash dividends per share (1)	1.27	4.1	1.22	1.14	1.06	0.98	7.4
Weighted average common shares outstanding (1):
Basic	127,501	0.1	127,408	132,006	130,554	113,532	2.9
Diluted	127,891	(0.4)	128,428	133,132	131,931	115,025	2.7
SELECTED FINANCIAL DATA
Year-End Balances:
Loans	$16,283,908	4.9%	$15,516,252	$14,881,526	$15,206,464	$13,881,887	9.6%
Allowance for loan losses	265,378	32.3	200,570	203,481	203,404	189,762	8.4
Investment securities	5,349,417	51.0	3,543,019	3,436,621	4,711,605	4,815,344	7.2
Total assets	24,192,067	12.0	21,592,083	20,861,384	22,100,082	20,520,136	9.7
Deposits	15,154,796	8.5	13,973,913	14,316,071	13,573,089	12,786,239	9.1
Long-term funding	1,861,647	(0.2)	1,864,771	2,071,142	3,348,476	2,604,540	(1.8)
Stockholders’ equity	2,876,503	23.5	2,329,705	2,245,493	2,324,978	2,017,419	16.4
Book value per common share (1)	18.54	1.2	18.32	17.44	17.15	15.56	8.6

Average Balances:
Loans	$16,080,565	6.3%	$15,132,634	$15,370,090	$14,347,707	$11,174,856	8.6%
Investment securities	3,707,549	6.5	3,480,831	3,825,245	4,794,708	3,983,452	2.3
Total assets	22,037,963	6.8	20,638,005	21,162,099	20,921,575	16,365,762	8.0
Deposits	13,812,072	0.5	13,741,803	13,623,703	12,462,981	10,144,528	8.2
Stockholders’ equity	2,423,332	7.5	2,253,878	2,279,376	2,101,389	1,499,606	13.2

Financial Ratios: (2)
Return on average equity	6.95%	(573)	12.68%	13.89%	15.24%	17.22%
Return on average assets	0.76	(62)	1.38	1.50	1.53	1.58
Efficiency ratio (3)	53.90	(66)	54.56	51.67	50.09	49.57

Efficiency ratio, fully taxable equivalent (3)	52.41	(151)	53.92	50.31	48.99	48.04

Net interest margin	3.65	5	3.60	3.62	3.64	3.80
Average equity to average assets	11.00	8	10.92	10.77	10.04	9.16
Dividend payout ratio (4)	97.69	4,323	54.46	47.50	43.27	42.84

(1)	Share and per share data adjusted retroactively for stock splits and stock dividends.

(2)	Change in basis points.

(3)	~~Efficiency ratio is noninterest expense dividend by the sum of taxable equivalent net interest income plus noninterest income, excluding investment securities gains, net and asset sale gains, net.~~ See Table 1A for a reconciliation of this Non-GAAP measure.

(4)	Ratio is based upon basic earnings per common share.

(5)	Base year used in 5-year compound growth rate is 2003 consolidated financial data.

APP - 1

TABLE 1A: RECONCILIATION OF NON-GAAP MEASURE

Years ended December 31,	2008	2007	2006	2005	2004

Efficiency ratio (a)	53.90	54.56	51.67	50.09	49.57
Taxable equivalent adjustment	(1.41)	(1.48)	(1.37)	(1.30)	(1.61)
Asset sale gains / losses, net	(0.08)	0.84	0.02	0.20	0.07

Efficiency ratio, fully taxable equivalent (b)	52.41	53.92	50.31	48.99	48.04

(a)	Efficiency ratio is defined by the Federal Reserve guidance as noninterest expense divided by the sum of net interest income plus noninterest income, excluding investment securities gains, net.

(b)	Efficiency ratio, fully taxable equivalent, is noninterest expense divided by the sum of taxable equivalent net interest income plus noninterest income, excluding investment securities gains, net and asset sale gains, net. This efficiency ratio is presented on a taxable equivalent basis, which adjusts net interest income for the tax-favored status of certain loans and investment securities. Management believes this measure to be the preferred industry measurement of net interest income as it enhances the comparability of net interest income arising from taxable and tax-exempt sources and it excludes non-recurring revenue items (such as investment securities gains/losses, net and asset sale gains / losses, net).

APP - 2

APPENDIX 2:
Critical Accounting Policies (partial excerpt with proposed disclosure revisions as underlined)
In preparing the consolidated financial statements, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities as of the date of the balance sheet and revenues and expenses for the period. Actual results could differ significantly from those estimates. Estimates that are particularly susceptible to significant change include the determination of the allowance for loan losses, mortgage servicing rights valuation, derivative financial instruments and hedging activities, and income taxes.
The consolidated financial statements of the Corporation are prepared in conformity with U.S. generally accepted accounting principles and follow general practices within the industries in which it operates. This preparation requires management to make estimates, assumptions, and judgments that affect the amounts reported in the financial statements and accompanying notes. These estimates, assumptions, and judgments are based on information available as of the date of the financial statements; accordingly, as this information changes, actual results could differ from the estimates, assumptions, and judgments reflected in the financial statements. Certain policies inherently have a greater reliance on the use of estimates, assumptions, and judgments and, as such, have a greater possibility of producing results that could be materially different than originally reported. Management believes the following policies are both important to the portrayal of the Corporation’s financial condition and results of operations and require subjective or complex judgments and, therefore, management considers the following to be critical accounting policies. The critical accounting policies are discussed directly with the Audit Committee of the Corporation’s Board of Directors.
Allowance for Loan Losses: Management’s evaluation process used to determine the adequacy of the allowance for loan losses is subject to the use of estimates, assumptions, and judgments. The evaluation process combines several factors: management’s ongoing review and grading of the loan portfolio, consideration of historical loan loss and delinquency experience, trends in past due and nonperforming loans, risk characteristics of the various classifications of loans, concentrations of loans to specific borrowers or industries, existing economic conditions, the fair value of underlying collateral, and other qualitative and quantitative factors which could affect probable credit losses. Because current economic conditions can change and future events are inherently difficult to predict, the anticipated amount of estimated loan losses, and therefore the adequacy of the allowance for loan losses, could change significantly. As an integral part of their examination process, various regulatory agencies also review the allowance for loan losses. Such agencies may require that certain loan balances be classified differently or charged off when their credit evaluations differ from those of management, based on their judgments about information available to them at the time of their examination. The Corporation believes the level of the allowance for loan losses is ~~adequate~~ appropriate as recorded in the consolidated financial statements. See Note 1, “Summary of Significant Accounting Policies,” and Note 4, “Loans,” of the notes to consolidated financial statements and section “Allowance for Loan Losses.”
Allowance for Loan Losses (partial excerpt with proposed disclosure revisions as underlined)
Credit risks within the loan portfolio are inherently different for each loan type. Credit risk is controlled and monitored through the use of lending standards, a thorough review of potential borrowers, and on-going review of loan payment performance. Active asset quality administration, including early problem loan identification and timely resolution of problems, aids in the management of credit risk and minimization of loan losses. Credit risk management for each loan type is discussed briefly in the section entitled “Loans.”
The level of the allowance for loan losses represents management’s estimate of an amount ~~adequate~~ appropriate to provide for probable credit losses in the loan portfolio at the balance sheet date. To assess the adequacy of the allowance for loan losses, an allocation methodology is applied by the Corporation which focuses on evaluation of several factors, including but not limited to: evaluation of facts and issues related to specific loans, management’s ongoing review and grading of the loan portfolio, consideration of historical loan loss and delinquency experience on each portfolio category, trends in past due and nonperforming loans, the risk characteristics of the various classifications of loans, changes in the size and character of the loan portfolio, concentrations of loans to specific borrowers or industries, existing economic conditions, the fair value of underlying collateral, and other qualitative

APP - 3

and quantitative factors which could affect potential credit losses. Assessing these factors involves significant judgment. Therefore, management considers the allowance for loan losses a critical accounting policy — see section “Critical Accounting Policies” and further discussion in this section. See also management’s allowance for loan losses accounting policy in Note 1, “Summary of Significant Accounting Policies,” and Note 4, “Loans,” of the notes to consolidated financial statements for additional allowance for loan losses disclosures. Table 8 provides information on loan growth and composition, Tables 10 and 11 provide additional information regarding activity in the allowance for loan losses, and Table 12 provides additional information regarding nonperforming loans and assets.
At December 31, 2008, the allowance for loan losses was $265.4 million, compared to $200.6 million at December 31, 2007 and $203.5 million at December 31, 2006. The allowance for loan losses to total loans was 1.63%, 1.29%, and 1.37% at December 31, 2008, 2007 and 2006, respectively, and the allowance for loan losses covered 78%, 123% and 143% of nonperforming loans at December 31, 2008, 2007 and 2006, respectively. The Corporation’s estimate of the appropriate allowance for loan losses does not have a targeted reserve to nonperforming loan coverage ratio. Management’s allowance methodology includes an impairment analysis on specifically identified commercial loans defined as impaired by the Corporation, as well as other qualitative and quantitative factors (including, but not limited to, historical trends, risk characteristics of the loan portfolio, changes in the size and character of the loan portfolio, and existing economic conditions) in determining the overall adequacy of the allowance for loan losses. Changes in the allowance for loan losses are shown in Table 10. Credit losses, net of recoveries, are deducted from the allowance for loan losses. A direct increase to the allowance for loan losses comes from acquisitions. Finally, the provision for loan losses, a charge against earnings, is recorded to bring the allowance for loan losses to a level that, in management’s judgment, is adequate to absorb probable losses in the loan portfolio. With the deterioration of credit quality during 2008, rising net charge off and nonperforming loan ratios, and management’s assessment of the adequacy of the allowance for loan losses, the provision for loan losses of $202.1 million for 2008 was higher than the 2007 provision of $34.5 million and 2006 provision of $19.1 million.
The largest portion of the allowance at year-end 2008 was allocated to commercial, financial and agricultural loans and was $103.2 million (up $35.3 million), representing 39% of the allowance for loan losses at year-end 2008 (versus 34% at year-end 2007). The additional amount allocated to commercial, financial and agricultural loans was primarily based on an increase in nonperforming commercial, financial and agricultural loans (31% of total nonperforming loans at year-end 2008 compared to 20% at year-end 2007) and a higher percentage of these loans in potential problem loans (39% at year-end 2008 versus 32% at year-end 2007), while the percentage of these loans in criticized categories (36% at year-end 2008 versus 37% at year-end 2007) and as a percent of total loans (27% at year-end 2008 versus 28% at year-end 2007) was minimally changed. The amount allocated to commercial real estate loans, was $58.2 million (down $13.0 million), representing 22% of the allowance for loan losses at year-end 2008 versus 35% at year-end 2007. The decrease in the amount allocated to commercial real estate was attributable to the lower percentage of nonperforming commercial real estate loans (18% of total nonperforming loans at year-end 2008 compared to 22% at year-end 2007) and a lower percentage of commercial real estate loans in criticized categories (26% at December 31, 2008 versus 32% at December 31, 2007), as well as a slight decline as a percentage of total loan mix (22% at year-end 2008 versus 23% at year-end 2007). At December 31, 2008, the allowance allocated to real estate construction was $66.0 million, representing 25% of the allowance for loan losses (versus 12% at December 31, 2007). The increase in the allocation to real estate construction was primarily based on an increase in nonperforming real estate construction loans (26% of total nonperforming loans at year-end 2008 compared to 24% at year-end 2007), a higher percentage of these loans in criticized categories (from 24% at year-end 2007 to 29% at year-end 2008) and a higher percentage of these loans in potential problem loans (from 22% at December 31, 2007 to 33% at December 31, 2008), while real estate construction loans declined as a percentage of total loans (to 13% at year-end 2008 from 14% at year-end 2007). The allowance allocations to residential mortgage and home equity decreased between 2008 and 2007 (to 4% and 8%, respectively, at year-end 2008 from 6% and 10%, respectively, at year-end 2007), given the decline in residential mortgage and home equity as a percentage of nonperforming loans and net charge offs, as well as improvements attributable to the tightened underwriting guidelines. The allowance allocation to installment loans decreased from 3% at year-end 2007 to 2% at year-end 2008 given the minimal change in installment loans as a percentage of total loan mix (5% at both year-end 2008 and year-end 2007), as well as the small increase in net charge offs and nonperforming installment loans. The significant decline in the quality of the Corporation’s loan portfolios during 2008 resulted in a likewise, significant increase in net charge offs, provision for loan losses, and allowance for loan losses for the year. Management performs ongoing intensive analyses of its loan portfolios to allow for early identification of customers experiencing

APP - 4

financial difficulties, maintains conservative underwriting standards, understands the economy in our core footprint, and considers the trend of deterioration in loan quality in establishing the level of the allowance for loan losses. Management believes the level of the allowance for loan losses is ~~adequate~~ appropriate at December 31, 2008; however, the level of uncertainty regarding the pace of future credit deterioration and the length of asset stress, leads management to assert that it is likely that the levels of net charge offs, provision for loan losses, and nonperforming loans will remain elevated. This belief could change if the economic downturn worsens or continues for an extended period of time.
The largest portion of the allowance at year-end 2007 was allocated to commercial real estate loans (including real estate construction) and was $95.3 million (up $12.0 million), representing 47% of the allowance for loan losses at year-end 2007 (versus 42% at year-end 2006). The additional amount allocated to commercial real estate loans was primarily based on a higher percentage of these loans in criticized categories (18% at year-end 2007 versus 12% at year-end 2006), an increase in nonperforming commercial real estate loans (69% of total commercial nonperforming loans at year-end 2007 compared to 63% at year-end 2006), and other indicators of a soft commercial real estate market, while the mix of commercial real estate loans declined from 39% of total loans at year-end 2006 to 37% of total loans at year-end 2007. The amount allocated to commercial, financial and agricultural loans, was $67.9 million (down $20.2 million), representing 34% of the allowance for loan losses at year-end 2007 versus 43% at year-end 2006. Even though commercial, financial and agricultural loans increased as a percentage of total loan mix (28% at year-end 2007 versus 24% at year-end 2006), the decline in the 2007 allowance allocation for these loans was supported primarily by 2007 resolutions (workouts or charge offs), evidenced further by a $8 million (19%) decrease in nonperforming commercial, financial and agricultural loans (representing 30% of total commercial nonperforming loans for year-end 2007 versus 37% at year-end 2006) and an increase in net charge offs ($18.0 million for 2007 versus $4.1 million for 2006). The allowance allocations to residential mortgage and home equity increased between 2007 and 2006 (to 6% and 10%, respectively, at year-end 2007 from 5% for each at year-end 2006), given the rise in residential mortgage and home equity nonperforming loans and net charge offs, as well as continued concerns about the weakening real estate market, rising energy prices, and general uncertainty in other economic conditions impacting these borrowers. The allowance allocation to installment loans decreased from 5% at year-end 2006 to 3% at year-end 2007 given the decline in installment loans as a percentage of total loan mix (5% at year-end 2007 versus 6% at year-end 2006), a reduction in net charge offs, and minimal change in nonperforming installment loans.
Consolidated net income could be affected if management’s estimate of the allowance for loan losses is subsequently materially different, requiring additional or less provision for loan losses to be recorded. Management carefully considers numerous detailed and general factors, its assumptions, and the likelihood of materially different conditions that could alter its assumptions. While management uses currently available information to recognize losses on loans, future adjustments to the allowance for loan losses may be necessary based on changes in economic conditions and the impact of such change on the Corporation’s borrowers. Additionally, larger credit relationships (defined by management as over $25 million) do not inherently create more risk, but can create (and have created especially since the second half of 2007) wider fluctuations in net charge offs and asset quality measures compared to the Corporation’s longer historical trends. As an integral part of their examination process, various federal and state regulatory agencies also review the allowance for loan losses. These agencies may require that certain loan balances be classified differently or charged off when their credit evaluations differ from those of management, based on their judgments about information available to them at the time of their examination.
NOTE 1 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES: (partial excerpt with proposed disclosure revisions as underlined)
The accounting and reporting policies of the Corporation conform to U.S. generally accepted accounting principles and to general practice within the financial services industry. The following is a description of the more significant of those policies.
Allowance for Loan Losses
The allowance for loan losses is a reserve for estimated credit losses. Actual credit losses, net of recoveries, are deducted from the allowance for loan losses. A provision for loan losses, which is a charge against earnings, is

APP - 5

recorded to bring the allowance for loan losses to a level that, in management’s judgment, is adequate to absorb probable losses in the loan portfolio.
The allocation methodology applied by the Corporation, designed to assess the adequacy of the allowance for loan losses, includes an allocation methodology, as well as management’s ongoing review and grading of the loan portfolio into criticized loan categories (defined as specific loans warranting either specific allocation, or a criticized status of watch, special mention, substandard, doubtful, or loss). The allocation methodology focuses on evaluation of several factors, including but not limited to: evaluation of facts and issues related to specific loans, management’s ongoing review and grading of the loan portfolio, consideration of historical loan loss and delinquency experience on each portfolio category, trends in past due and nonperforming loans, the risk characteristics of the various classifications of loans, changes in the size and character of the loan portfolio, concentrations of loans to specific borrowers or industries, existing economic conditions, the fair value of underlying collateral, and other qualitative and quantitative factors which could affect potential credit losses. Because each of the criteria used is subject to change, the allocation of the allowance for loan losses is made for analytical purposes and is not necessarily indicative of the trend of future loan losses in any particular loan category. The total allowance is available to absorb losses from any segment of the portfolio.
Management, judging current information and events regarding the borrowers’ ability to repay their obligations, considers a loan to be impaired when it is probable that the Corporation will be unable to collect all amounts due according to the contractual terms of the note agreement, including principal and interest. Management has determined that commercial-oriented loan relationships that have nonaccrual status or have had their terms restructured meet this definition. The amount of impairment is measured based upon the loan’s observable market price, the estimated fair value of the collateral for collateral dependent loans, or alternatively, the present value of the expected future cash flows discounted at the loan’s effective interest rate. Large groups of homogeneous loans, such as residential mortgage, home equity and installment loans, are collectively evaluated for impairment. Interest income on impaired loans is recorded when cash is received and only if principal is considered to be collectible.
Management believes that the level of the allowance for loan losses is ~~adequate~~ appropriate. While management uses available information to recognize losses on loans, future additions to the allowance for loan losses may be necessary based on changes in economic conditions. In addition, various regulatory agencies, as an integral part of their examination process, periodically review the Corporation’s allowance for loan losses. Such agencies may require that certain loan balances be charged off or downgraded into criticized loan categories when their credit evaluations differ from those of management based on their judgments about information available to them at the time of their examinations. See Note 4 for additional information on the allowance for loan losses.

APP - 6

APPENDIX 3:
NOTE 10 STOCKHOLDERS’ EQUITY: (partial excerpt with proposed disclosure revisions as underlined)
Preferred Equity: The Corporation’s Articles of Incorporation, as amended, authorize the issuance of 750,000 shares of preferred stock at a par value of $1.00 per share. In November 2008, under the CPP, the Corporation issued 525,000 shares of senior preferred stock (with a par value of $1.00 per share and a liquidation preference of $1,000 per share) and a 10-year warrant to purchase approximately 4.0 million shares of common stock (see section “Common Stock Warrants” below for additional information), for aggregate proceeds of $525 million. The proceeds received were allocated between the Senior Preferred Stock and the Common Stock Warrants based upon their relative fair values, which resulted in the recording of a discount on the Senior Preferred Stock upon issuance that reflects the value allocated to the Common Stock Warrants. The discount will be accreted using a level-yield basis over five years. Upon issuance, the fair values of the Preferred Stock and Common Stock Warrants (discussed below) were computed as if the securities were issued on a stand-alone basis. The fair value of the Preferred Stock was estimated based on the net present value of the future Preferred Stock cash flows using a discount rate of 12%. The allocated carrying value of the Senior Preferred Stock and Common Stock Warrants on the date of issuance (based on their relative fair values) were $507.7 million and $17.3 million, respectively. Cumulative dividends on the Senior Preferred Stock are payable at 5% per annum for the first five years and at a rate of 9% per annum thereafter on the liquidation preference of $1,000 per share. The Corporation is prohibited from paying any dividend with respect to shares of common stock unless all accrued and unpaid dividends are paid in full on the Senior Preferred Stock for all past dividend periods. The Senior Preferred Stock is non-voting, other than class voting rights on matters that could adversely affect the Senior Preferred Stock. The Senior Preferred Stock is callable at par after three years. Prior to the end of three years, the Senior Preferred Stock may be redeemed with the proceeds from one or more qualified equity offerings of any Tier 1 perpetual preferred or common stock of at least $131 million (each a “Qualified Equity Offering”). The UST may also transfer the Senior Preferred Stock to a third party at any time.
Common Stock Warrants: The Common Stock Warrants have a term of 10 years and are exercisable at any time, in whole or in part, at an exercise price of $19.77 per share (subject to certain anti-dilution adjustments). The UST may not exercise or transfer the Common Stock Warrants with respect to more than half of the initial shares of common stock underlying the common stock warrants prior to the earlier of (a) the date on which the Corporation receives aggregate gross proceeds of not less than $525 million from one or more Qualified Equity Offerings and (b) December 31, 2009. The number of shares of common stock to be delivered upon settlement of the Common Stock Warrants will be reduced by 50% if the Corporation receives aggregate gross proceeds of at least $525 million from one or more Qualified Equity Offerings prior to December 31, 2009.
Upon issuance, the fair values of the Preferred Stock (discussed above) and Common Stock Warrants were computed as if the securities were issued on a stand-alone basis. The fair value of the Common Stock Warrants was estimated using a Black-Scholes option pricing model, which incorporates the following assumptions: weighted average life, risk-free interest rate, stock price volatility, and dividend yield. ~~Assumptions were used in estimating the fair value of Common Stock Warrants.~~ The weighted average expected life of the Common Stock Warrants represents the period of time that common stock warrants are expected to be outstanding (consistent with the term of the Common Stock Warrants). The risk-free interest rate was ~~is~~ based on the U.S. Treasury yield curve in effect at the time of grant. The expected volatility was ~~is~~ based on the historical volatility of the Corporation’s stock. The following assumptions were used in estimating the fair value for the Common Stock Warrants: a weighted average expected life of 10 years, a risk-free interest rate of 3.14%, an expected volatility of 32.28%, and a dividend yield of 5%. Based on these assumptions, the estimated fair value of the Common Stock Warrants was $2.70.

APP - 7

APPENDIX 4:
NOTE 12 RETIREMENT PLANS: (partial excerpt with proposed disclosure revisions as underlined)
The Corporation has a noncontributory defined benefit retirement plan (the Retirement Account Plan (“RAP”)) covering substantially all full-time employees. The benefits are based primarily on years of service and the employee’s compensation paid. Employees of acquired entities generally participate in the RAP after consummation of the business combinations. The plans of acquired entities are typically merged into the RAP after completion of the mergers, and credit is usually given to employees for years of service at the acquired institution for vesting and eligibility purposes. In connection with the First Federal acquisition in October 2004, the Corporation assumed the First Federal pension plan (the “First Federal Plan”). The First Federal Plan was frozen on December 31, 2004, and qualified participants in the First Federal Plan became eligible to participate in the RAP as of January 1, 2005. Additional discussion and information on the RAP and the First Federal Plan are collectively referred to below as the “Pension Plan.”
Associated also provides healthcare benefits for eligible retired employees in its Postretirement Plan (the “Postretirement Plan”). Retirees who are at least 55 years of age with 10 years of service are eligible to participate in the plan. Additionally, with the rise in healthcare costs for retirees under the age of 65, the Corporation changed its postretirement benefits to include a subsidy for those employees who are at least age 55 but less than age 65 with at least 15 years of service as of January 1, 2007. The Corporation has no plan assets attributable to the plan, and funds the benefits as claims arise. The Corporation reserves the right to terminate or make changes to the plan at any time.
As of December 31, 2008, the estimated actuarial losses and prior service cost that will be amortized during 2009 from accumulated other comprehensive income into net periodic benefit cost for the Pension Plan are $0.4 million and $0.1 million, respectively. An estimated $0.4 million in prior service cost is expected to be amortized from accumulated other comprehensive income into net benefit cost during 2009 for the Postretirement Plan.

		Postretirement		Postretirement
	Pension Plan	Plan	Pension Plan	Plan
	2008	2008	2007	2007

Weighted average assumptions used to determine benefit obligations:
Discount rate	6.10%	6.10%	6.00%	6.00%
Rate of increase in compensation levels	5.00	N/A	5.00	N/A
Weighted average assumptions used to determine net periodic benefit costs:
Discount rate	6.00%	6.00%	5.50%	5.50%
Rate of increase in compensation levels	5.00	N/A	5.00	N/A
Expected long-term rate of return on plan assets	8.25	N/A	8.75	N/A
The overall expected long-term rates of return on the Pension Plan assets were 8.25% and 8.75% as of December 31, 2008, and 2007, respectively. The expected long-term (more than 20 years) rate of return was estimated using market benchmarks for equities and bonds applied to the Pension Plan’s anticipated asset allocations. The expected return on equities was computed utilizing a valuation framework, which projected future returns based on current equity valuations rather than historical returns. The actual rate of return for the Pension Plan assets was (19.49%) and 8.08% for 2008 and 2007, respectively.
The investment objective for the Pension Plan is to maximize total return with a tolerance for average risk. The plan has a diversified portfolio that will provide liquidity, current income, and growth of income and principal, with anticipated asset allocation ranges of: equity securities 55-65%, debt securities 35-45%, and other cash equivalents 0-5%. Given current market conditions, the Corporation could be outside of the allocation ranges for brief periods of time. The asset allocation for the Pension Plan as of the December 31, 2008 and 2007 measurement dates, respectively, by asset category were as follows.

APP - 8

Asset Category	2008	2007

Equity securities	52%	61%
Debt securities	47	37
Other	1	2

Total	100%	100%

The Corporation’s funding policy is to pay at least the minimum amount required by the funding requirements of federal law and regulations, with consideration given to the maximum funding amounts allowed. The Corporation contributed $10 million to its Pension Plan during both 2008 and 2007. The Corporation regularly reviews the funding of its Pension Plans. At this time, the Corporation expects to make a contribution of up to $10 million in 2009.
The projected benefit payments for the Pension and Postretirement Plans at December 31, 2008, reflecting expected future services, were as follows. The projected benefit payments were calculated using the same assumptions as those used to calculate the benefit obligations listed above.

	Pension Plan	Postretirement Plan
Estimated future benefit payments:	($ in Thousands)
2009	$16,548	$560
2010	7,721	610
2011	8,375	587
2012	9,454	565
2013	9,720	500
2014-2018	52,501	1,463

APP - 9

APPENDIX 5:
NOTE 17 FAIR VALUE MEASUREMENTS: (partial excerpt with proposed disclosure revisions as underlined)
Fair Value Measurements:
As discussed in Note 1, “Summary of Significant Accounting Policies,” the Corporation adopted SFAS 157 effective January 1, 2008, with the exception of the application to nonfinancial assets and liabilities measured at fair value on a nonrecurring basis (such as other real estate owned and goodwill and other intangible assets for impairment testing) in accordance with FSP 157-2.
SFAS 157 defines fair value, establishes a framework for measuring fair value, and expands disclosures about fair value measurements. SFAS 157 applies to reported balances that are required or permitted to be measured at fair value under existing accounting pronouncements; accordingly, the standard amends numerous accounting pronouncements but does not require any new fair value measurements of reported balances. SFAS 157 emphasizes that fair value (i.e., the price that would be received in an orderly transaction that is not a forced liquidation or distressed sale at the measurement date), among other things, is based on exit price versus entry price, should include assumptions about risk such as nonperformance risk in liability fair values, and is a market-based measurement, not an entity-specific measurement. When considering the assumptions that market participants would use in pricing the asset or liability, SFAS 157 establishes a fair value hierarchy that distinguishes between market participant assumptions based on market data obtained from sources independent of the reporting entity (observable inputs that are classified within Levels 1 and 2 of the hierarchy) and the reporting entity’s own assumptions about market participant assumptions (unobservable inputs classified within Level 3 of the hierarchy). The fair value hierarchy prioritizes inputs used to measure fair value into three broad levels.

Level 1 inputs	Level 1 inputs utilize quoted prices (unadjusted) in active markets for identical assets or liabilities that the Corporation has the ability to access.

Level 2 inputs	Level 2 inputs are inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly or indirectly. Level 2 inputs may include quoted prices for similar assets and liabilities in active markets, as well as inputs that are observable for the asset or liability (other than quoted prices), such as interest rates, foreign exchange rates, and yield curves that are observable at commonly quoted intervals.

Level 3 inputs	Level 3 inputs are unobservable inputs for the asset or liability, which are typically based on an entity’s own assumptions, as there is little, if any, related market activity.
In instances where the determination of the fair value measurement is based on inputs from different levels of the fair value hierarchy, the level in the fair value hierarchy within which the entire fair value measurement falls is based on the lowest level input that is significant to the fair value measurement in its entirety. The Corporation’s assessment of the significance of a particular input to the fair value measurement in its entirety requires judgment, and considers factors specific to the asset or liability.
Following is a description of the valuation methodologies used for the Corporation’s more significant instruments measured on a recurring basis at fair value, including the general classification of such instruments pursuant to the valuation hierarchy. While the Corporation considered the unfavorable impact of recent economic challenges (including but not limited to weakened economic conditions, disruptions in capital markets, troubled or failed financial institutions, government intervention and actions) on quoted market prices for identical and similar financial instruments, and on inputs or assumptions used, the Corporation accepted the fair values determined under its valuation methodologies.
Investment securities available for sale: Where quoted prices are available in an active market, investment securities are classified in Level 1 of the fair value hierarchy. Level 1 investment securities primarily include U.S. Treasury, Federal agency, and exchange-traded debt and equity securities. If quoted market prices are not available for the specific security, then fair values are estimated by using pricing models, quoted prices of securities with similar characteristics or discounted cash flows, with consideration given to the nature of the quote and the relationship of recently evidenced market activity to the fair value estimate, and are classified in Level 2 of the fair value hierarchy.

APP - 10

Examples of these investment securities include obligations of state and political subdivisions, mortgage-related securities, and other debt securities. Lastly, in certain cases where there is limited activity or less transparency around inputs to the estimated fair value, securities are classified within Level 3 of the fair value hierarchy. To validate the fair value estimates, assumptions, and controls, the Corporation looks to transactions for similar instruments and utilizes independent pricing provided by third-party vendors or brokers and relevant market indices. While none of these sources are solely indicative of fair value, they serve as directional indicators for the appropriateness of the Corporation’s fair value estimates. The Corporation has determined that the fair value measures of its investment securities are classified within Level 1 or 2 of the fair value hierarchy. See Note 3, “Investment Securities,” for additional disclosure regarding the Corporation’s investment securities.
Fair Value of Financial Instruments:
The Corporation is required to disclose estimated fair values for its financial instruments. Fair value estimates, methods, and assumptions are set forth below for the Corporation’s financial instruments.
The estimated fair values of the Corporation’s financial instruments on the balance sheet at December 31 were as follows:

	2008		2007
	Carrying		Carrying
	Amount	Fair Value	Amount	Fair Value
		($ in Thousands)
Financial assets:
Cash and due from banks	$533,338	$533,338	$553,031	$553,031
Interest-bearing deposits in other financial institutions	12,649	12,649	11,671	11,671
Federal funds sold and securities purchased under agreements to resell	24,741	24,741	22,447	22,447
Accrued interest receivable	98,335	98,335	109,088	109,088
Interest rate swap, cap, and collar agreements (1)	75,576	75,576	16,116	16,116
Investment securities available for sale	5,349,417	5,349,417	3,543,019	3,543,019
Loans held for sale	87,084	87,161	94,441	94,441
Loans, net	16,018,530	15,527,838	15,315,682	15,435,448
Bank owned life insurance	510,663	510,663	491,294	491,294
Financial liabilities:
Deposits	15,154,796	15,154,796	13,973,913	13,995,258
Accrued interest payable	31,947	31,947	39,382	39,382
Short-term borrowings	3,703,936	3,703,936	3,226,787	3,226,787
Long-term funding	1,861,647	1,981,566	1,864,771	1,881,852
Interest rate swap, cap, and collar agreements (1)	91,697	91,697	18,138	18,138
Standby letters of credit (2)	3,672	3,672	3,692	3,692
Commitments to originate residential mortgage loans held for sale	6,630	6,630	590	590
Forward commitments to sell residential mortgage loans	(2,500)	(2,500)	477	477

(1)	At December 31, 2008 and 2007, the notional amount of non-trading interest rate swap agreements was $400 million and $375 million, respectively. See Note 15 for information on the fair value of derivative financial instruments.

(2)	The commitment on standby letters of credit was $0.6 billion at both December 31, 2008 and 2007. See Note 14 for additional information on the standby letters of credit and for information on the fair value of lending-related commitments.
Cash and due from banks, interest-bearing deposits in other financial institutions, federal funds sold and securities purchased under agreements to resell, and accrued interest receivable — For these short-term instruments, the carrying amount is a reasonable estimate of fair value.
Investment securities available for sale - ~~The fair value of investment securities available for sale, with certain exceptions noted, is estimated based on bid prices published in financial newspapers or bid quotations received from securities dealers. The fair value of certain state and municipal securities is not readily available through market sources other than dealer quotations, so fair value estimates are based on quoted market prices of similar instruments, adjusted for differences between the quoted instruments and the instruments being valued.~~ The fair value of investment securities available for sale is based on quoted prices in active markets, or if quoted prices are not available for a specific security, then fair values are estimated by using pricing models, quoted prices of

APP - 11

securities with similar characteristics, or discounted cash flows. The carrying amount is a reasonable fair value estimate for Federal Reserve and FHLB stock given their “restricted” nature.

APP - 12